Exhibit 99.1
Exhibit A

JOINT FILING AGREEMENT

THIS JOINT FILING AGREEMENT is entered into as of April 11, 2025, by and among the parties signatories hereto.  The undersigned hereby agree that the Statement on Schedule 13G with respect to the ordinary shares, nominal value 0.10 euro per share, of DBV Technologies S.A. is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated:  April 11, 2025
Averill Master Fund, Ltd.
By: /s/ Andrew Nathanson
Name: Andrew Nathanson Title: Authorized Signatory
Suvretta Capital Management, LLC
By: /s/ Andrew Natahanson
Name: Andrew Nathanson Title: General Counsel and Chief Compliance Officer
/s/ Aaron Cowen
Aaron Cowen